March 31, 2008

Ms. Kristin Lochhead
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
500 Fifth Street NW
Washington, DC 20549

RE: Advanced Photonix, Inc.
Form 10-K for the fiscal year ended March 31, 2007
Filed June 29, 2007
Form 10-Q for the quarterly period ended December 28, 2007
File No. 001-11056

Dear Ms. Lochhead:

This letter is a response from Advanced Photonix, Inc. (the “Company”) to the Staff’s comment letter dated February 19, 2008 with regard to the above filings. For your convenience, the Company has duplicated each of the Staff’s comments below and have numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the fiscal year ended March 31, 2007

Summary of Contractual Obligations and Commitments, page 27

1.
Comment - Please tell us if you have included the capital lease obligation under the Master Equipment Lease Agreement in the contractual obligations table as of March 31, 2007. Refer to Item 303 of Regulation S-K.

Response: The capital lease obligation of $1,867,000 is included in the contractual obligations table on page 27 of the Company’s Form 10-K for the fiscal year ended March 31, 2007 as part of the Long-term Bank Loan amount of $2,608,000. In future filings, capital lease obligations will be listed separately in the contractual obligations table in accordance with Item 303 of Regulation S-K.

Report of Independent Registered Accounting Firm, page 29

2.
Comment - We see that your audit report is signed by Farber Hass Hurley & McEwen LLP. It appears that the accounting firm is registered with the PCAOB as Farber Hass Hurley LLP. Please tell us why the auditors did not sign the audit report with the same name that is registered with the PCAOB. See Section 102 of the Sarbanes-Oxley Act of 2002.

Response: On June 15, 2007, the PCAOB registered name of the Company’s public accounting firm was Farber Hass Hurley & McEwen LLP. This name is indicated on the Registered Public Accounting Firms list as of December 3, 2007. Subsequently, on December 17, 2007, Farber Hass Hurley & McEwen LLP notified PCAOB of a change of name to Farber Hass Hurley LLP. This name change is indicated on the Registered Public Accounting Firms list as of February 27, 2008 per the PCAOB website.

Consolidated Balance Sheet, page 31

3.
Comment - We see that you present the Class A redeemable convertible preferred stock at the realizable liquidation preference amount. We note on page 45 that the preferred stock is redeemable at the company’s option. Please tell us why the presentation at liquidation amount is appropriate and the accounting guidance upon which you relied. We refer you to SAB Topic 3C and EITF Topic D-98.

Response: The Class A redeemable convertible preferred stock is recorded at its issuance price of $.80 per share, which is also the liquidation preference price per share, or a total of $32,000 with respect to all such shares outstanding. The preferred stock agreement contains a clause which would have allowed the holders, at their option, to redeem the preferred stock at liquidation value. This clause has since lapsed and consistent with the Company’s disclosure, the preferred stock is now redeemable at the Company’s option.

Due to the immaterial nature of this item, the Company proposes that in future filings, in accordance with SAB Topic 3C and EITF Topic D-98, it will classify the Class A redeemable convertible preferred stock as equity, at par value ($.001 per share) with the balance recorded as Additional Paid in Capital.

Consolidated Statement of Operations, page 32

4.
Comment - We reference the expense titled, “wafer fabrication relocation expense” and the discussion on page 6 of the relocation of your semiconductor fabrication and the corporate headquarters. We also see that you incurred expenses during fiscal year 2008 related to the consolidation of your Dodgeville facility. To the extent these costs were incurred as part of a formal restructuring plan accounted for pursuant to SFAS 146, please revise future filings to provide the financial statement disclosures required by paragraph 20 of the Statement as well as the MD&A discussions called for in SAB Topic 5-P. Please show us the disclosure you plan to provide, as applicable.

Response: The Company will revise future filings to provide the financial statement disclosures required by paragraph 20 of the Statement as well as the MD&A discussions called for in SAB Topic 5-P.

In the financial statements included in the Company’s Form 10-K for the fiscal year ended March 31, 2007, wafer fabrication relocation expenses and corporate relocation expenses were recorded in accordance with FAS 146. There were no one-time termination benefits or contract termination costs (as defined in SFAS 146) associated with these activities and thus, liabilities were recorded as costs were incurred. Below we have set forth a revised version of the disclosure the Company included in its Form 10-Q for the period ended December 27, 2007. In future filings, the Company will provide financial statement disclosures similar to the following:

The Company is in the process of consolidating and modernizing its wafer fabrication facilities. Prior to this consolidation the Company had excess wafer fabrication capacity at its three locations, with the Ann Arbor, MI facility having the most modern infrastructure. The wafer fabrication facilities and equipment in its Wisconsin and California facilities had similar capabilities and both required substantial upgrade and improvement in order to maintain production capabilities. Since the Ann Arbor facility, when equipped, would have the physical capacity to produce all of the Company’s current and foreseeable wafer requirements and would not significantly impact current production requirements during any upgrade process, management decided to consolidate all optoelectronic wafer fabrication into the Ann Arbor facility. Even though the Company had excess capacity in its Wisconsin and California production facilities, no abnormally low production levels were experienced. Unallocated overheads were recognized as an expense in the period in which they were incurred in accordance with SFAS 151 during the normal course of business.

The Company estimates its wafer fabrication consolidation expense will be approximately $2,100,000 to complete its consolidation of this business. Projected costs consist of labor and associated expense of $1,127,000, travel and relocation costs of $169,000, accelerated depreciation expense on de-commissioned assets of $150,000 and supplies, consulting and other related costs of $654,000. To date the Company has incurred approximately $1,751,000 of such expense, all of which have been expensed as incurred in accordance with SFAS 146. The balance expected to be incurred through the 4th quarter of fiscal 2008 is projected to be approximately $349,000. Upon completion of the wafer fabrication consolidation, the Company expects cost reduction through elimination of duplicate expenditures and yield improvements as well as an increase in new product development capability.

The closure and consolidation of the Dodgeville, WI facility into the Camarillo, CA facility, was an exit activity as defined by SFAS 146. In accordance SFAS 146, all liabilities were recognized when incurred. The closure was initiated and completed during the 3rd quarter and all costs were accrued and paid during the quarter. No additional costs will be incurred in subsequent periods. Consistent with the discussion above regarding the wafer fabrication consolidation, unallocated overhead was recognized as an expense in the period in which it was incurred in accordance with SFAS 151 during the normal course of business. Below we have set forth a revised version of the disclosure the Company included in its Form 10-Q for the period ended December 27, 2007. In future filings, the Company will provide financial statement disclosures similar to the following:

During the 3rd quarter of fiscal year 2008, the Company recorded $534,000 in restructuring charges related to the consolidation of Dodgeville, WI facility into the Camarillo, CA facility. These charges included $243,000 for severance and benefits, $266,000 for manufacturing transfer cost, and $25,000 for lease costs. This consolidation accounted for the termination of 30 employees. Of these reductions to headcount, 26 were in manufacturing, 1 in research and development and 3 in sales, general and administration functions. As of the end of the 3rd quarter of fiscal year 2008, all of these employees have been terminated. Payments related to severance, benefits and lease costs were paid in the 3rd quarter of fiscal year 2008. The Camarillo, CA and Dodgeville, WI facilities both had the same hybrid manufacturing and assembly capabilities, but combined represented excess capacity. As a result, management decided to reduce this excess capacity and consolidate into the California facility. The Company expects to realize a cost savings of $750,000 annually derived from reductions in overhead including indirect labor savings, utilities and material usage and the elimination of duplication of manufacturing processes of a result of this consolidation.

5.
Comment - We note that you present stock-based compensation charges as a separate line item on the face of your statement of operations. Consistent with the guidance in SAB Topic 14-F, please revise future filings to present the expense related to share-based payment arrangements in the same lines on the Statement of Operations as cash compensation paid to the same employees. As an alternative, you may present the amount related to stock-based compensation in a parenthetical note to the appropriate income statement line items or in the footnotes to the financial statements or within MD&A.

Response: Consistent with the guidance in SAB Topic 14-F, the Company will revise future filings to present the expense related to share-based payment arrangements in the same lines on the Statement of Operations as cash compensation paid to the same employees. The Company has presented share-based payment arrangements in the same lines on the Statement of Operations as cash compensation paid to the same employees beginning with its Form 10-Q reports filed in fiscal year 2008 and will continue to do so.

6.
Comment - Please explain to us how you arrive mathematically at the net income (loss) balance. That is, it does not appear that the summation of the income (loss) before provision (benefit) for income taxes less the total provision (benefits) for income taxes equals the net income (loss). Please advise and revise as appropriate.

Response: Due to a clerical error during the Edgarization of the Company’s Form 10-K for the fiscal year ended March 31, 2007 related to the ‘Provision (benefit) for income taxes - deferred’, the line item should have read $(982,000), not $(920,000). The Company will revise this in future filings.

Revenue Recognition, page 38

7.
Comment - In your response and in future filings, please provide a more substantive discussion of your specific revenue recognition policy for all significant products and services. The policy should address, where significant, customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 compliant.

Response: Revenue is derived principally from the sales of the Company’s products. The Company recognizes revenue when the basic criteria of Staff Accounting Bulletin No. 104 are met. Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, usually in the form of a purchase order, when shipment has occurred since its terms are FOB source, or when services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no post shipment obligations or uncertainties with respect to customer acceptance.

The Company sells certain of its products to customers with a product warranty that provides warranty repairs at no cost. The length of the warranty term is one year from date of shipment. The Company accrues the estimated exposure to warranty claims based upon historical claim costs. The Company’s management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or as other information becomes available.

The Company does not provide price protection or general right of return. The Company’s return policy only permits product returns for warranty and non-warranty repair or replacement and requires pre-authorization by the Company prior to the return. Credit or discounts, which have been historically insignificant, may be given at the discretion of the Company and are recorded when and if determined.

The Company will include the above descriptions in future filings to clarify revenue recognition as referenced in SAB 104.

8.
Comment - As a related matter, we see from page 11 that you sell to distributors and that those distributors sometimes maintain an inventory of products. In your response, please describe the significant terms of your agreements with distributors, including payment terms, return or exchange rights, price protection, and other significant matters. Discuss your consideration of consignment accounting in circumstances where the distributor maintains an inventory of products. Revise future filings to clarify. Refer to SAB 104 and SFAS 48 as necessary in your response.

Response: The Company predominantly sells directly to original equipment manufactures with a direct sales force. The Company sells in limited circumstances through distributors. Sales through distributors represent approximately 5% of total revenue. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return or exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment by the Company, the products are not considered inventory on consignment. The Company will include the above description in future filings to clarify distributor relationships as referenced in SAB 104 and SFAS 48 as necessary.

Note 2. Inventories, page 41

9.
Comment - We note that the inventory allowance significantly decreased at March 31, 2007 compared to March 31, 2006. Please note under SAB Topic 5-BB inventory reserves are permanent reductions of inventory cost that may not be reversed until the related inventory is sold or otherwise disposed. In your response and in future filings, please describe the facts and circumstances leading to the significant reduction in the inventory reserve as of March 31, 2007. Clarify how your accounting is compliant with SAB Topic 5-BB. In addition, if material, please revise your MD&A in future filings to discuss the impact on cost of sales of subsequent sales of inventory that had previously been impaired, as applicable.

Response: In accordance with SAB Topic 5-BB, the decrease in inventory allowance occurred in August 2006 (FY 2007), when the Company disposed of obsolete and excess inventory totaling $1.1 million (as explained in the Company’s Form 10-K/A for the fiscal year ended March 31, 2006, page 41) that had been reserved in FY 06. This inventory was disposed of and not utilized in the Company products. The Company did not have subsequent sales that were material which included inventory that had been previously reserved.

In future filings, the Company will describe the facts and circumstances leading to the significant reduction in inventory reserves as of March 31, 2007.

Note 4 Intangible Assets and Goodwill, page 41 (SFAS 142)

10.
Comment - We reference the impairment of a customer list of $349,000 and goodwill of $140,000 during fiscal year 2007. Please tell us and revise future filings to describe the facts and circumstances that led to the impairment, as required by paragraphs 46 and 47 of SFAS 142. Your discussion should focus on the business reasons that the impairment occurred, not the mechanics of the calculation.

Response:

·
Intangible impairment - The Company acquired Photonic Detectors Inc. (PDI) in December of 2004 and recorded an intangible asset related to the customer list. In fiscal year ended March 31, 2007 the Company dissolved PDI. As a result of this dissolution and a review of the future cash flows from the customer list, management determined that the intangible customer list asset no longer had value and was written off.

·
Goodwill - The Company acquired Texas Optoelectronics Inc. (TOI) in January 2003. As a result of loss of customers and future expected sales, the Company performed an impairment analysis of the goodwill that resulted from the TOI acquisition and recorded an impairment charge of $140,000.

Future filings will be revised to describe the facts and circumstances that led to the impairment, as required by paragraphs 46 & 47 of SFAS 142.

11.	Comment - Please respond to the following comments regarding the acquisition of Picometrix, Inc. in May 2005.

·
Comment - We see that you recorded intangible assets of $14.9 million, and reference the disclosure that this amount represents the “excess of cost over fair value of net assets”. Please note that acquired intangible assets should be recorded at the estimated fair value with the excess of cost over fair value of net assets (including intangible assets) acquired being recorded as goodwill. Please refer to paragraph 37, 39 and 43 of SFAS 141 and show us that your accounting for the acquisition complies with the accounting literature.

Response: The Picometrix, Inc. intangible assets were recorded at estimated fair value based upon an independent valuation of intangible assets in accordance with SFAS 141, paragraphs 37, 39 and 43. The footnote in the Company’s Form 10-K for the fiscal year ended March 31, 2007 incorrectly stated that they were recorded at “excess of cost over fair value of net assets”. The excess of cost over fair value (including intangible assets) was recorded as Goodwill. This was fully disclosed in footnote 10 (Acquisitions) of the Company’s Form 10-K/A for the fiscal year ended March 31, 2006 on page 45. Future filings will state that the assets were recorded at estimated fair value with the excess of cost over fair value of the identifiable net assets recorded as Goodwill.

·	Comment - Please tell and disclose in future filings how you determined the fair value of intangible assets acquired.

Response: The fair value of the intangible assets was based upon an independent valuation analysis. As disclosed in the Company’s Form 10-K/A for the fiscal year ended March 31, 2006, footnote 10, the Income Approach, which is based on the premise that the value of an asset is the present value of its future earning capacity, was the primary valuation technique employed.

Future filings will include disclosure on how the Company determined the fair value of intangible assets acquired.

·	Comment - Please describe the nature of the $10.9 million technology asset recorded in the acquisition and tell us how it meets the requirements of paragraph 39 and A14 of SFAS 141.

Response: As disclosed in the Company’s Form 10-K/A for the fiscal year ended March 31, 2006, note 10, and in accordance with SFAS 141, paragraphs 39 and A14, a portion of the purchase price ($10.9 million) was allocated to technology/patents which includes products that are already technologically feasible and under development. Picometrix, Inc., developed product technology is primarily comprised of high-speed optoelectronic devices including photodiodes and THz transceivers made of III-V compound semiconductor material, and high-speed optical receiver components and THz sub-systems/systems. The Income Approach was the valuation technique used to value the asset, which is based on the premise that the value of an asset is the present value of its future earning capacity.

·
Comment - Please revise future filings to provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141. We note that these disclosures were not provided in the period that the material business combination occurred.

Response: Based on the Company’s disclosure in its Form 10-K/A for the fiscal year ended March 31, 2006, and our review of SFAS 141, there are no additional disclosures required by paragraphs 51 and 52. The Company will ensure future filings continue to include the required disclosures.

Note 6. Long-Term Debt and Notes Payable, page 43-45

12.
Comment - Please tell us and disclose in future filings where the obligation related to the capital lease is recorded in the balance sheet. Additionally, explain where you have provided the disclosures required by paragraph 16(a) of SFAS 13.

Response: The Company entered into the capital lease in March 2007. The gross amount of the capital lease assets is $1,867,000 and is recorded as equipment and leasehold improvements on the balance sheet. The capital lease obligation is $1,867,000 and recorded on the balance sheet as $280,000 in the ‘Current portion of long-term debt’ line and $1,587,000 in the ‘Long-term debt, less current portion’ line. The Company will disclose net capital lease obligations in accordance with paragraph 16(a) of SFAS 13 in future filings as listed below.

Future minimum Lease Payments
2008	$411,000
2009	477,000
2010	450,000
2011	422,000
2012	395,000
2013 & after	96,000
TOTAL	$2,251,000
Less: Amounts representing Interest	(384,000)
TOTAL	$1,867,000
Current portion	$280,000
Long-term portion	$1,587,000

In addition, the Company will disclose in future filings the gross asset balance and related accumulated amortization for assets under capital leases in accordance with SFAS 13.

13.	Comment - Please revise future filings to disclose how you valued the stock purchase warrants issued in connection with the debt tranches. Describe the methods, models and assumptions.

Response: The Company previously disclosed how it valued the stock purchase warrants issued in connection with the debt tranches in the Company’s Form 10-K/A for the fiscal year ended March 27, 2005 in Note 2 on page 32 and the Form10-K/A for the fiscal year ended March 31, 2006 in Note 2 on page 39 and 40:

“In connection with the placement of the Convertible Notes in October 2004, September 2005 and March 2006, the Company issued detachable warrants granting the holders the right to acquire 1,446,398 shares of the Company’s common stock at $1.78 per share. The warrants expire five years from the date of registration. In accordance with Emerging Issues Task Force Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (EITF -0027), the Company recognized the value attributable to the warrants in the amount of $1,881,000 to additional paid-in capital and a discount against the Convertible Notes. The Company valued the warrants in accordance with EITF 00-27 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 4.9%, a dividend yield of 0%, and volatility of 72%, 52% and 52%, respectively.”

The Company will revise future filings to disclose how it valued the stock purchase warrants issued in connection with the debt tranches where applicable.

14.	Comment - Please reconcile debt maturity table to the face of the balance sheet.

Response: Reconciliation of the debt maturity table to the balance sheet is in the table below. The balance sheet in the Company’s Form 10-K for the fiscal year ended March 31, 2007 overstated current liabilities by $19,000 and understated long term liabilities by $19,000. In future filings, the Company will ensure that these two schedules reconcile.

FY 2008
Debt Maturity Table		Balance Sheet		Increase (Decrease)
Credit Line - 5/3 Bank	741,000	Current Liability - Line of Credit	741,000	--
Bank Term Loan 5/3 Bank	280,000		374,000	(94,000)
MEDC Loan 2	75,000		--	75,000
Convertible Debt - 1st	1,525,000		1,525,000	--
Discount -Convertible Debt - 1st	(86,000)		(86,000)	--
Convertible Debt - 2nd	4,000,000		4,000,000	--
Discount - Convertible Debt - 2nd	(1,276,000)		(1,276,000)	--
Sub Total	4,516,000	Current Liability - Current portion - L/T Debt	4,535,000	(19,000)
Debt - Related Parties	550,000	Current portion - L/T debt - related parties	550,000	--
Total - FY 2008	5,807,000		5,826,000	(19,000)

FY 2009 - 2013 & after
Bank Term Loan 5/3 Bank	1,587,000		1,493,000	94,000
MEDC Loan 1	750,000		750,000	--
MEDC Loan 2	525,000		600,000	(75,000)
MEDC Loan 3	172,000		172,000	--
Sub total	3,034,000		3,015,000	19,000
Debt - related parties	1,851,000		1,851,000	--
Total - FY 2009 - 2013 & after	4,885,000		4,866,000	19,000
Total Debt	10,692,000		10,692,000	--

Note 11. Income Taxes, page 48

15.	Comment - Please tell us how the federal income tax in this footnote reconciles with the taxes disclosed in the consolidated statement of operations.

Response: Due to a clerical error during the Edgarization of the Company’s Form 10-K for the fiscal year ended March 31, 2007 related to the ‘Provision (benefit) for income taxes - deferred’, the line item should have read $(982,000), not $(920,000). (See comment 6.) The Company will revise this in future filings.

16.
Comment - We see that you continue to record a deferred tax asset despite continuing and cumulative losses in recent years. We also see that you continue to report losses in fiscal year 2008. Please tell us why you believe a full valuation allowance is not necessary since your deferred tax assets appear to only be realizable through income from long-term future operations, as estimated through projections. Please discuss the material assumptions underlying your determination that it is more likely than not that the net asset will be realized. We refer to paragraphs 23 through 25 of SFAS 109.

Response:  Although the Company has reported continuing losses on its GAAP financial statements, many of the items that have contributed to the losses are non deductible for income tax reporting. For example in 2007, $3,220,689 of GAAP expenses for stock options of $361,691, amortization and goodwill impairment of $1,984,681, and interest expense related to the warrants issued in connection with the convertible notes of $874,317 were not deductible for federal income tax purposes.

Also in the fiscal year ended March 31, 2006 the Company reported a GAAP Net Loss of ($5,262,000), but federal taxable income before NOL deductions was $318,448. As a result, the Company used $318,448 of its NOL’s in fiscal year ended March 31, 2006, despite significant GAAP losses.

Once these non deductible items are taken into account, the Company has reported taxable income in three of the past four years. Taxable income (loss) was ($2,786,692) for 2007 $318,448 for 2006 $866,987 for 2005 and $473,338 for 2004 Management has taken into account this prior history, along with projections of future income from operations and potential tax planning opportunities in determining that it is more likely than not that the Company will have sufficient taxable income in subsequent periods to realize its remaining deferred tax asset.

Note 17. Fourth Quarter Adjustments, page 53

17.	Comment - We see that you have disclosed a number of quarterly adjustments to net loss. Provide explanations for these adjustments in future filings.

Response: The Company will explain these adjustments in future filings.

Item 9A. Controls and Procedures, page 53

18.
Comment - We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in alerting them in a timely manner to material information required to be disclosed …” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response: In future filings, the Company will eliminate the language currently included after the word “effective”. For future filings the Company proposes the wording indicated below:

Evaluation of disclosure controls and procedures. Based on management’s evaluation (with the participation of the chief executive officer and chief financial officer), as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective.

Exhibit 31.2 Certifications, page 61

19.	Comment - In future filings, revise to remove the title of the certifying individual in the first line of the 302 certification.

Response: The title of the certifying individual will be removed from the first line of the 302 certification in future filings.

Form 10-Q for the quarterly period ended December 28, 2007

Condensed Consolidated Financial Statements

Note 5. Detail of Certain Asset Accounts, page 10

20.
Comment - We see that during the quarter ended June 29, 2007 you reassessed the amortization lives and methods of your intangible assets. It appears that the change in amortization methods is a change in accounting principle while the change in amortization lives is a change in accounting estimate under SFAS 154. Please respond to the following comments:

•
Comment - Please tell us the basis for the changes in the amortization and useful life, including the previous and current methods and lives and the circumstances that resulted in the change in method and life.

Response:

The disclosure, in the Company’s Form 10-Q for the period ended June 29, 2007, related only to the Company’s intangible assets acquired in the Picometrix, Inc. acquisition in May 2005, and consisted of the following intangible assets:

Through March 31, 2007, these intangible assets were being amortized using the straight-line method, which, at the time of the acquisition, in the Company’s judgment, best reflected the pattern in which the economic benefits of the intangible asset would be consumed.

Throughout the amortization period, the Company continuously reviews its amortization method and useful lives to ensure they continue to reflect the pattern in which the asset will be consumed. As part of that analysis, specifically for the Technology intangible asset, the estimated future cash flows, derived from the Company’s our initial discounted cash flow valuation model used to determine the estimated fair value of intangible assets in connection with the Picometrix acquisition, were projected to be substantially greater in fiscal years 2008-2011 than they were in fiscal years 2006-2007. As a result, the Company felt that the use of the straight-line method of amortization beyond fiscal 2007 no longer would have materially reflected the pattern of future asset consumption. During fiscal years 2006 and 2007, the amount of straight-line amortization taken was greater than the amortization that would have been expensed had the estimated cash flow methodology been used in these years. The Company believed it was appropriate to have accelerated the amortization in the first two years for this technology-based asset. Thus, based on its judgment, the Company felt that a straight-line methodology in the early years of the asset was more appropriate, and a change to the cash flow methodology beginning in 2008 was more appropriate given the estimated future cash flows. The only impact of this change was to modify future amortization expense.

Concurrent with the Company’s change in amortization methodology from straight-line to cash flows for the Technology asset, the Company also changed it’s method from straight-line to cash flows for the Trademarks, Customer List and Non-Compete Agreement intangibles. The change related to these other intangible assets had an insignificant impact to the Company’s amortization on a cumulative and go-forward basis.

The Company believes that the change from straight-line amortization to cash flow amortization is consistent with the definition in SFAS No. 154 of a “Change in Accounting Estimate Effected by a Change in Accounting Principle.” In accordance with paragraph 20 of SFAS No. 154, “like other changes in accounting principle, a change in accounting estimate that is effected by a change in accounting principle may be made only if the new accounting principle is justifiable on the basis that it is preferable. For example, an entity that concludes that the pattern of consumption of the expected benefits of an asset has changed, and determines that a new depreciation method better reflects that pattern, may be justified in making a change in accounting estimate effected by a change in accounting principle.” The Company believes that the new accounting principle (cash flow amortization) is preferable beginning in fiscal 2008 because it better reflected the pattern of consumption of the expected benefits of the asset. Preferability is consistent with paragraph 12 of SFAS No. 142, “Goodwill and Other Intangible Assets,” which states, “the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.” Furthermore, paragraph 20 of SFAS No. 154 states that “changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, are considered changes in estimates for purposes of applying this Statement.” The Company feels this was also applicable to our situation, and thus it treated the change as a change in accounting estimate, rather than a change in accounting principle.

As a part of its analysis, the Company did not change its amortization method, but did reduce the estimated useful life of its Customer Relationships (formerly referred to as R&D Contracts) from 15 years to 5 years. This was done 1) because this asset is technology related (generated based on R&D contracts obtained from various customers) and technology-based assets would tend to have shorter useful lives and 2) to reflect the attrition inherent in customer related intangibles. In assessing this asset, the Company reviewed the cash flows from its original valuation and determined that such cash flows, while providing a reasonable overall asset value, provided significant variability over its original useful life. Accordingly, the Company adjusted to a shorter estimated remaining life to ensure recognition of cost that better corresponds with the distribution of revenues. The only impact of this change was to modify future amortization expense.

In the Form 10-K for the fiscal year ended March 31, 2008, the Company will disclose the reasons behind the change in amortization methods of Intangible Assets and the useful life of the Customer Relationships.

The table below reflects the revised future amortization expense as of March 31, 2007 for the Company’s intangible assets based on the changes discussed above.

	Gross	Original	Revised
	Amount	Useful	Useful
	(in thousands)	Life	Life
Technology	$10,950	10	10
Trademarks	2,270	15	15
Customer Relationships	1,380	15	5
Customer List	190	15	15
Non-Compete Agreements	130	3	3

•
Comment - Please tell us why the new amortization method is preferable and demonstrate that the new amortization method better reflects the pattern of consumption of the intangible asset. Refer to paragraph 13 of SFAS 154.

Response:

As stated in the Company’s previous response, given the future cash flows projected for 2008 through 2011 the Company felt it was no longer appropriate to use the straight line method as it would not have materially reflected the pattern of consumption of the intangible asset. The Company felt this was the preferred treatment according to SFAS No. 142. Furthermore, based on paragraph 21 of SFAS 154 (which refers to paragraph 13), the Company believes this change fits the definition of a “change in accounting estimate effected by a change in accounting principle.”

•
Comment - Tell us how you considered that a preferability letter should be filed for the change in accounting principle as Exhibit 18 in accordance with Rule 10-01(b)(6) of Regulation S-X and SAB Topic 6G(2)(b).

Response: Rule 10-01(b)(6) of Regulation S-X discusses requirements for a preferability letter in circumstances of material accounting changes. As stated in the Company’s prior response, the change from the straight-line method to the cash flow method did not have a material impact on its historical financial position or results of operations and the prospective impact of the change more appropriately reflects the requirements of SFAS 142. As a result, the Company felt a preferability letter was not required.

•	Comment - Please tell us where you have provided the disclosures required by paragraph 17 and 22 of SFAS 154 for the change in accounting principle and accounting estimated, respectively.

Response:

As stated in its previous response, the Company did not believe that the change in amortization methods of Intangible Assets and the useful life of the Customer Relationships was material in nature. Considering the Company believes the change in amortization method to be a “change in accounting estimate effected by a change in accounting principle”, which ultimately gets treated as a change in accounting estimate, paragraph 17 of SFAS 154 would not be applicable.

The Company will ensure future filings will comply with paragraph 22 of SFAS No. 154 where applicable.

21.
Comment - Please tell us and revise future filings to disclose, in detail, how you test the intangible assets for impairment. Please describe how you perform the discounted cash flow analysis, how you arrive at estimated future cash flows for both revenues and expenses and how you determine discount rates. You should also fully describe all significant assumptions applied accompanied by management’s basis for concluding that those assumptions are reasonable. Please demonstrate that the change in useful life and amortization method of the intangible assets was not an indicator that the intangible assets are impaired under SFAS 144.

Response: As discussed in the Company’s response to Comment 20, the change in the amortization method of its Intangible Assets and the useful life of the Customer Relationships was a result of the Company reassessing its amortization method in light of paragraph 12 of SFAS 142.

As it relates to its tests for impairment, as the Company disclosed on page 16 of the Company’s Form 10-Q for the period ended December 28, 2007, “in accordance with SFAS No. 144, “Accounting for the Impairment or  Disposal of Long-lived Assets,” the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value.” During the period ended December 28, 2007, there were no circumstances that indicated a potential impairment had occurred relative to a given asset or assets, and as a result, a formal cash flow analysis was not performed.

Should an impairment indicator occur warranting a cash flow analysis, the Company will fully describe all significant assumptions accompanied by management’s basis for concluding that those assumptions are reasonable.

Item 4. Controls and Procedures, page 23

22.
Comment - We note your statement that your CEO and your CFO “believe that the Company’s disclosure controls and procedures are effective based on the required evaluation.” It does not appear that your certifying officers have reached a definitive conclusion that your disclosure controls and procedures are effective. Please clarify in your response whether management concluded that disclosure controls and procedures were effective at December 28, 2007 and revise future filings to unequivocally state your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Response: In future filings, the Company proposes the wording indicated below:

Evaluation of disclosure controls and procedures. Based on management’s evaluation (with the participation of the chief executive officer and chief financial officer), as of the end of the period covered by this report, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 734-864-5605 if you have any questions about the foregoing or need any additional information.

Sincerely,

ADVANCED PHOTONIX, INC.

/s/ Robin Risser
Robin Risser
Chief Financial Officer